UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                               SEPTEMBER 30, 1999

                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:
M. Susan Hardwick
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
(513) 287-5667

                                                 TABLE OF CONTENTS

 ITEM                                                                    PAGE

NUMBER                                                                  NUMBER

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      6
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      7

           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      8

  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      9
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .     10
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .     11
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .     11

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     12


                                                     ITEM 1. ORGANIZATION CHART


                                                   Energy or                                   Percentage of
                                                  Gas-Related      Date of        State of        Voting       Nature of
Name of Reporting Company                           Company      Organization   Organization  Securities Held  Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. ("Cinergy")
 Cinergy Investments, Inc. ("Investments")

  Cinergy Supply Network, Inc. ("Supply")(1)    Energy-Related   01/14/1998     Delaware      100%             Utility Materials
                                                                                                               Brokering Services

    Reliant Services, LLC ("Reliant")(2)        Energy-Related   06/25/1998     Indiana        50%             Utility Facilities
                                                                                                           Location and Construction
                                                                                                                   Services

  Cinergy Capital & Trading, Inc.               Energy-Related   10/08/1992     Indiana       100%          Marketing and Trading
    ("Capital & Trading")(3)                                                                                  Energy Commodities

    CinCap IV, LLC ("CinCap IV")(4)             Energy-Related   12/03/1997     Delaware       10%          Marketing and Trading
                                                                                                              Energy Commodities

    CinCap V, LLC ("CinCap V") (5)              Energy-Related   07/21/1998     Delaware      100%          Marketing and Trading
                                                                                                              Energy Commodities

    Cinergy Marketing & Trading, LLC            Energy-Related   10/27/1995     Delaware      100%          Marketing and Trading
     ("Marketing & Trading") (6)                                                                              Energy Commodities

    CinPower I, LLC ("CinPower") (7)            Energy-Related   06/12/1998     Delaware      100%          Marketing and Trading
                                                                                                              Energy Commodities

 Cinergy Resources, Inc.                        Energy-Related   01/10/1994     Delaware      100%          Marketing and Trading
  ("Cinergy Resources") (8)                                                                                  Energy Commodities

 Cinergy Engineering, Inc. ("Engineering") (9)  Energy-Related   03/28/1997     Ohio          100%          Engineering and Other
                                                                                                              Technical Services

 Cinergy Technology, Inc. ("Technology") (10)   Energy-Related   12/12/1991     Indiana       100%          Commercialization of
                                                                                                             Utility Technology

 Enertech Associates, Inc. ("Enertech")* (11)   Energy-Related   10/26/1992     Ohio          100%           Utility Management
                                                                                                            Consulting Services
 Cinergy Solutions, Inc. ("Solutions")

  Cinergy Business Solutions, Inc.              Energy-Related   04/06/1998     Delaware      100%           Asset Management
   ("Business Solutions") (12)                                                                                   Services

  Cinergy Customer Care, Inc.* (13)             Energy-Related   08/21/1998     Delaware      100%            Billing Services

  Cinergy EPCOM, LLC (NEW) * (14)               Energy-Related   08/20/1999     Delaware      100%             Utility-Related
                                                                                                            Engineering and Other
                                                                                                                  Services

  Cinergy EPCOM College Park, LLC (NEW) * (15)  Energy-Related   08/20/1999     Delaware      100%             Utility-Related
                                                                                                            Engineering and Other
                                                                                                                  Services

  Cinergy Solutions of Golden, Inc.* (16)       Energy-Related   03/22/1999     Delaware      100%          Qualifying Facilities

  Cinergy Solutions of Tuscola, Inc. (17)       Energy-Related   10/13/1998     Delaware      100%          Qualifying Facilities

  Energy Equipment Leasing LLC* (18)            Energy-Related   11/12/1998     Delaware       49%           Leasing of Energy
                                                                                                               Related Assets

  Trigen-Cinergy Solutions LLC                  Energy-Related   02/18/1997     Delaware       50%        Preliminary Development of
   ("Trigen-Cinergy")(19)                                                                                    Qualifying Facilities

  Trigen-Cinergy Solutions of                   Energy-Related   06/02/1999     Delaware       49%          Qualifying Facilities
   Ashtabula, LLC (20)

  Trigen-Cinergy Solutions of                   Energy-Related   11/10/1998     Delaware       49%          Qualifying Facilities
   Baltimore LLC (21)

  Trigen-Cinergy Solutions of                   Energy-Related   09/04/1998     Delaware       51%             Thermal Energy
   Boca Raton LLC (22)

  Trigen-Cinergy Solutions of                   Energy-Related   08/29/1997     Ohio           51%              Chilled Water
   Cincinnati LLC (23)

  Trigen-Cinergy Solutions of                   Energy-Related   02/18/1999     Delaware       51%          Qualifying Facilities
   College Park, LLC (24)

  Trigen-Cinergy Solutions of                   Energy-Related   04/17/1997     Delaware       49%          Qualifying Facilities
   Illinois L.L.C.* (25)

  Trigen-Cinergy Solutions of Orlando LLC (26)  Energy-Related   06/12/1998     Delaware       51%              Chilled Water

  Trigen-Cinergy Solutions of St. Paul LLC (27) Energy-Related   08/13/1998     Delaware       49%          Qualifying Facilities

  Trigen-Cinergy Solutions of Tuscola LLC (28)  Energy-Related   08/21/1998     Delaware       49%          Qualifying Facilities

 Cinergy-Cadence, Inc. ("Cinergy-Cadence") (29) Energy-Related   12/27/1989     Indiana       100%            Holds Investments'
                                                                                                               33.3% Ownership
                                                                                                             Interest in Cadence

  Cadence Network, LLC ("Cadence") (30)         Energy-Related   09/03/1997     Delaware     33.3%            Energy Management
                                                                                                                   Services
                                                                                                           and Consulting Services

 Cinergy Global Resources, Inc.
  Cinergy Global Power, Inc.
    Cinergy Global San Gorgonio, Inc.           Energy-Related   10/13/1998     Delaware      100%           Holds 50% Ownership
     ("San Gorgonio") (31)                                                                                     Interest in San
                                                                                                              Gorgonio Westwinds
                                                                                                                   II, LLC

      San Gorgonio Westwinds II, LLC            Energy-Related   10/13/1998     California     50%           Qualifying Facility
       ("Westwinds") (32)




* Inactive

(1)  Supply  brokers   transmission,   distribution  and  other  utility-related
materials and services.

(2)  Reliant performs underground facilities location and construction services.

(3) Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments. Capital & Trading also markets financial restructuring services with respect to existing wholesale energy contracts. Certain subsidiaries of Capital & Trading are exempt wholesale generators; such subsidiaries did not contribute substantial revenues to Capital & Trading for periods covered by Capital & Trading's financial statements filed concurrently herewithin.

(4)  CinCap IV purchases and sells electricity at wholesale.

(5)  CinCap V purchases and sells electricity at wholesale.

(6) Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

(7) CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

(8) Cinergy Resources is in the business of retail marketing of natural gas on a non-regulated basis to residential, industrial and commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales.

(9) Engineering is in the business of marketing various utility-related engineering services.

(10) Cinergy   Technology,   Inc.   is   devoted  to   developing   commercial
utility-related technology.

(11) Enertech has been inactive since the commencement of a lawsuit against it in 1995. Although the lawsuit has been settled, Enertech remains inactive.

(12) Business Solutions markets energy related asset management services to commercial, industrial, and institutional customers.

(13) Cinergy Customer Care, Inc. was formed to provide certain utility billing and/or call center services.

(14) Cinergy EPCOM,  LLC was formed in the third quarter 1999, to market various
utility-related   engineering,   procurement,    construction,   operation   and
maintenance functions.

(15) Cinergy EPCOM  College  Park,  LLC was formed in the third quarter 1999, to
perform  various   utility-related   engineering,   procurement,   construction,
operation and maintenance functions at the University of Maryland.

(16) Cinergy  Solutions  of  Golden,   Inc.  was  formed  to  acquire  existing
cogeneration assets.

(17) Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a combined heat and power plant in Tuscola, Illinois.

(18) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy related equipment.

(19) Trigen-Cinergy engages in the preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(20) Trigen-Cinergy   Solutions  of  Ashtabula,  LLC  was  formed  to  develop,
construct, operate, and maintain energy facilities located in Ashtabula, Ohio, and to sell associated electricity and other energy-related products and services.

(21) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain energy facilities located in Baltimore, Maryland, and to sell associated electricity and other energy-related products and services.

(22) Trigen-Cinergy Solutions of Boca Raton LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(23) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(24) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(25) Trigen-Cinergy Solutions of Illinois L.L.C. was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(26) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(27) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain certain energy facilities to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(28) Trigen-Cinergy Solutions of Tuscola LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to sell associated electricity and thermal energy products and services.

(29) Cinergy-Cadence holds Investments' one-third ownership interest in Cadence.

(30) Cadence markets energy management and related consulting services to commercial customers that operate retail facilities in multiple locations across the country.

(31) San Gorgonio holds a 50% interest in San Gorgonio Westwinds II, LLC.

(32) Westwinds owns a qualifying small power production windfarm facility in California.


     ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

Associate Company       Energy-Related Company           Type of            Net Change in
 Advancing Funds           Receiving Funds             Transaction      Borrowings/Contributions
                                                                            (in thousands)

Investments                   Enertech              Open account advance      $   253

Investments               Cinergy Resources         Open account repayment       (340)

Investments               Capital & Trading         Open account advance       34,549

Investments                 Engineering             Open account advance            2

Capital & Trading             CinCap V              Open account advance        2,339

Capital & Trading        Marketing & Trading        Open account repayment     (3,094)

Capital & Trading             CinPower              Capital contribution          293

Investments                   Supply                Open account advance           51

Cinergy-Cadence               Cadence               Capital contribution          223

Solutions                   Trigen-Cinegy           Open account advance        1,385

Solutions               Trigen-Cinergy Solutions    Open account advance          184
                           of Cincinnati, LLC

Solutions               Trigen-Cinergy Solutions    Open account advance          245
                           of Baltimore, LLC

Solutions                 Business Solutions        Open account advance          935

Solutions                Cinergy Solutions of       Open account advance        2,601
                             Tuscola, Inc.

Technology              Cinergy Technology, Inc.    Open account advance        3,803


*Item 2 excludes a net increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the third quarter of 1999 totaling approximately $202 million. These guarantees are included in Item 4. Summary of Aggregate Investment.




                         ITEM 3. ASSOCIATE TRANSACTIONS

PART I - TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE UTILITY COMPANIES

Reporting Company    Associate Utility    Types of     Direct    Indirect               Total
    Rendering        Company Receiving    Services      Costs     Costs      Cost of    Amount
    Services             Services         Rendered    Charged    Charged     Capital    Billed

NONE




                   ITEM 3. ASSOCIATE TRANSACTIONS (CONTINUED)

PART II - TRANSACTIONS PERFORMED BY ASSOCIATE UTILITY COMPANIES ON BEHALF OF REPORTING COMPANIES

Associate Utility    Reporting Company    Types of     Direct    Indirect               Total
Company Rendering       Receiving         Services      Costs     Costs      Cost of    Amount
    Services            Services          Rendered    Charged    Charged     Capital    Billed

NONE


                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                       September 30, 1999
                                                         (in thousands)

Investments in Energy-Related Companies:

  Total consolidated capitalization of Cinergy
   as of September 30, 1999                        $5,850,049

  Total capitalization multiplied by 15%                            $877,507

  Greater of $50 million or total capitalization
   multiplied by 15%                                                 877,507

  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of
    energy-related business):
      Energy-related business category "i" (1)         18,029
      Energy-related business category "v" (2)        382,677
      Energy-related business category "vi" (3)        13,877
      Energy-related business category "vii" (4)       15,046
      Energy-related business category "viii" (5)     180,145
                                                   ----------

    Total current aggregate investment                               609,774
                                                                    --------

         Difference between the greater of
         $50 million or 15% of capitalization
         and the total aggregate investment of
         the registered holding company system                      $267,733
                                                                    --------


(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.


(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.


(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.


(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.


(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.


                            ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-Related    Other Investment in Last    Other Investment in this    Reason for Difference in
           Business                   U-9C-3 Report               U-9C-3 Report              Other Investment
                                                                  (in thousands)

NONE


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(A)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(B)  Exhibits

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Cinergy Corp.
                                                        Registrant

Dated:  November 29, 1999

                                                By /s/  Bernard F. Roberts
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 1999 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Donald Mills, Executive Director
P.O. Box 615
Frankfort, KY 40602